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                              July 24, 2023

       Raleigh Siu Lau
       Chief Executive Officer
       TROOPS, Inc.
       21/F, 8 Fui Yiu Kok Street
       Tsuen Wan, New Territories, Hong Kong

                                                        Re: TROOPS, Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed July 7, 2023
                                                            File No. 333-273175

       Dear Raleigh Siu Lau:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed July 7, 2023

       General

   1. Please provide us with an update on your pending acquisition of TROOPS InsurTech,
                                                        Inc. Discuss your
considerations of whether the acquisition is probable at this time and, if so, your determination
of significance in concluding whether financial statements of
                                                        TROOPS InsurTech and
pro forma information reflecting the acquisition are required to be included in this
filing pursuant to Rule 3-05 and Article 11 of Regulation S-X.
 Raleigh Siu Lau
FirstName  LastNameRaleigh Siu Lau
TROOPS, Inc.
Comapany
July       NameTROOPS, Inc.
     24, 2023
July 24,
Page  2 2023 Page 2
FirstName LastName
Cover Page

2. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your holding company, subsidiaries, and other entities based in China and that this structure involves unique risks to investors. If true, disclose that this structure has not been tested in court. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of subsidiaries or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
Our Company, page 4

4. Based on the disclosure in this section, it appears that it is the offering's summary section.
         For example, we note that the disclosures that the China-based issuers are required to include in the summary section of the prospectus are included here. As such, please revise the heading of this section to "Prospectus Summary," "Summary," or similar heading. In this regard, we also note that the risk factors section should appear immediately after the cover page if there is no summary section. Refer to Item 105 of Regulation S-K.
PRC Limitation on Overseas Listing and Share Issuances, page 10

5. We note your disclosure that you understand that you are not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. Please explain how you determined that you are not subject to the Trial Measures requirements.
         If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, you should explain why.
 Raleigh Siu Lau
FirstName  LastNameRaleigh Siu Lau
TROOPS, Inc.
Comapany
July       NameTROOPS, Inc.
     24, 2023
July 24,
Page  3 2023 Page 3
FirstName LastName
The PRC government may intervene or influence our business operations, page 12

6. We note your disclosure that you are not required to obtain approval from the CAC,
         CSRC or any other governmental agencies. Please revise here and on page 12 to explain how you determined that the approvals are not required. If you relied on advice of counsel, please provide the name of counsel and counsel's consent. If you did not consult counsel, please explain why.
Incorporation of Certain Documents by Reference, page 72

7. We note that some of your recent filings are not specifically incorporated by reference into this registration statement and the last Form 6-K incorporated by reference dates back to April 20, 2020. We also note that your board formed a special committee to investigate the allegations against independent director Mr. Wang Tai Dominic Li and you disclosed this fact on the Form 6-K filed on April 11, 2023. Please tell us why this Form 6-K is not incorporated by reference into the registration statement or this information is not otherwise disclosed in the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Madeleine Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:      Lawrence Venick, Esq.